Exhibit 1


CONTACT:

William J. Small
Chairman, President and CEO
First Defiance Financial Corp.
601 Clinton Street
Defiance, OH 43512
(419) 782-5015
e-mail: fdef@first-fed.com
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    First Defiance Financial Corp. Announces Appointment of Lawrence Ball as
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                 President and CEO of Leader Mortgage Subsidiary
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         Defiance, Ohio, May 21, 2001--First Defiance Financial Corp. (NASDAQ
NMS: FDEF) announced today that Lawrence A. Ball, 53, has been appointed as President and Chief Executive Officer of its Leader Mortgage Company subsidiary. Mr. Ball will replace Sheldon Brodsky who is retiring, effective July 20, 2001.

         "We are privileged to have someone of Larry Ball's caliber to fill this very important management position," commented First Defiance Chairman, President and CEO William J. Small. "Larry's 30 years of experience at Leader and at First Defiance have prepared him well for this promotion and I think he'll do an outstanding job."

         Ball, who has served as Executive Vice President and Chief Information Officer of First Defiance since 1998, began his career at The Leader Mortgage Company in 1971. He has served in a variety of roles in the operations, technology, and senior management areas during that time. He is a 1972 graduate of Cleveland State University and resides in Fairview Park, Ohio with his wife, Maggie and their two daughters.

         Brodsky, 58, has accepted a position on the faculty at Case Western Reserve University, Cleveland. He has served as President of The Leader Mortgage Company since January 1, 2000 and as its CEO since July 1, 2000. Prior to his appointment as President he served as Chief Financial Officer of The Leader Mortgage Company since 1987.

         "It is with mixed emotions that we have accepted Shelly Brodsky's resignation," commented Small. "Shelly has played a critical role in the success of Leader since he joined the company in 1987. We will miss his knowledge and expertise. At the same time, I know the move to academia is one that Shelly has been considering for some time and I am glad he'll have this opportunity to do something that he's always wanted to do. Everyone at First Defiance wishes him nothing but the best."

         First Defiance Financial Corp. is the holding company for First Federal Bank of the Midwest and First Insurance and Investments, Defiance OH and The Leader Mortgage Company, Cleveland OH. First Federal is a community Savings Bank serving the northwestern corner of Ohio, where it currently operates 14 full service branches. First Insurance and Investments is the largest property and casualty insurance agency in the Defiance, Ohio area and it also specializes in life and group health insurance. The Leader Mortgage Company is a mortgage banking company that services nearly 130,000 loans with balances totaling over $8.3 billion. The Leader specializes in servicing loans issued under various first-time homebuyer programs sponsored by state, county or municipal governmental units. For more information, visit the company's web site at www.fdef.com.